UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

G-III Apparel Group, Ltd.

(Exact name of registrant as specified in its charter)

Delaware	0-18183	41-1590959
(State or other jurisdiction or	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

512 Seventh Avenue
New York, New York		10018
(Address of principal executive offices)		(Zip Code)

Neal S. Nackman		(212) 403-0500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of G-III Apparel Group, Ltd. (“G-III,” “we,” “us,” or “our”) for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Company Overview

G-III designs, sources and markets apparel and accessories under owned, licensed and private label brands. G-III’s substantial portfolio of more than 30 licensed and proprietary brands is anchored by its global power brands: DKNY, Donna Karan, Karl Lagerfeld, Calvin Klein and Tommy Hilfiger. G-III’s owned brands include DKNY, Donna Karan, Karl Lagerfeld, Vilebrequin, G.H. Bass, Eliza J, Jessica Howard, Andrew Marc, Marc New York, Wilsons Leather and Sonia Rykiel. G-III has an extensive portfolio of well-known licensed brands, including Calvin Klein, Tommy Hilfiger, Kenneth Cole, Cole Haan, Guess?, Vince Camuto, Levi's, Dockers and, as of January 2024, Nautica. Through its team sports business, G-III has licenses with the National Football League, National Basketball Association, Major League Baseball, National Hockey League and over 150 U.S. colleges and universities. G-III also distributes directly to consumers through its DKNY, Karl Lagerfeld, Karl Lagerfeld Paris and Vilebrequin retail stores and its digital channels for the DKNY, Donna Karan, Vilebrequin, Karl Lagerfeld, Karl Lagerfeld Paris, Andrew Marc, Sonia Rykiel, Wilsons Leather and G.H. Bass businesses.

Conflict Minerals Policy

Our Conflict Minerals Policy is publicly available in the Investor Relations section of our website at http://www.giii.com under the heading “Investors - Corporate Governance – Governance Documents – Conflict Minerals Policy.”

Item 1.01 Conflict Minerals Disclosure and Report

G-III has filed a Conflict Minerals Report for the year ended December 31, 2022 as Exhibit 1.01 to this Form SD.  The Conflict Minerals Report is also publicly available at http://www.giii.com under the heading “Investors - SEC Filings.” The reference to our website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report, nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

G-III APPAREL GROUP, LTD.

By:	/s/ Neal S. Nackman	May 30, 2023
	Neal S. Nackman	(Date)
Chief Financial Officer